Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-231931

Final Term Sheet

AMERICAN TOWER CORPORATION

September 2, 2020

Issuer:	American Tower Corporation (“AMT”)

Coupon:	0.500% Senior Notes due 2028 (the “2028 Notes”) 1.000% Senior Notes due 2032 (the “2032 Notes”)

Principal Amount:	2028 Notes: €750,000,000 2032 Notes: €650,000,000

Maturity Date:	2028 Notes: January 15, 2028 2032 Notes: January 15, 2032

Offering Format:	SEC registered (Registration No. 333-231931)

Trade Date:	September 2, 2020

Settlement Date(1):	September 10, 2020 (T+5)

Minimum Denomination:	€100,000 and integral multiples of €1,000 in excess thereof

Benchmark Security:	2028 Notes: DBR 0.00% Notes due November 2027 2032 Notes: DBR 0.00% Notes due August 2030

Benchmark Security Price and Yield:	2028 Notes: 104.515 / -0.612% 2032 Notes: 104.810 / -0.471%

Spread to Benchmark Security:	2028 Notes: 117.4 basis points 2032 Notes: 151.1 basis points

Mid-Swap Yield:	2028 Notes: 0.562% 2032 Notes: 1.040%

Spread to Mid-Swap Yield:	2028 Notes: 88 basis points 2032 Notes: 118 basis points

Price to Public:	2028 Notes: 99.555% 2032 Notes: 99.575%

Ratings(2):	Baa3 (Stable) / BBB- (Stable) / BBB+ (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:	Annually on January 15 of each year, commencing on January 15, 2021 (short first coupon)

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Make-whole Call:	2028 Notes: Prior to October 15, 2027 (three months prior to their maturity date), at greater of par and make-whole at discount rate of the applicable Comparable Government Bond Rate plus 20 basis points

2032 Notes: Prior to October 15, 2031 (three months prior to their maturity date), at greater of par and make-whole at discount rate of the applicable Comparable Government Bond Rate plus 25 basis points

Par Call:	2028 Notes: At any time on or after October 15, 2027 (three months prior to their maturity date) 2032 Notes: At any time on or after October 15, 2031 (three months prior to their maturity date)

Redemption for Tax Reasons:	If certain events occur involving changes in United States taxation, AMT may redeem the notes, in whole, but not in part, at 100% of their principal amount, together with accrued and unpaid interest to, but not including, the date fixed for redemption.

ISIN / Common Code:	2028 Notes: XS2227905903 / 222790590 2032 Notes: XS2227906208 / 222790620

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness under our $3.1 billion senior unsecured multicurrency revolving credit facility, as amended and restated in December 2019 (the “2019 Multicurrency Credit Facility”), and our $1.19 billion unsecured term loan entered into in April 2020 (the “April 2020 Term Loan”) and for general corporate purposes.

Listing:	AMT intends to apply to list the notes on the New York Stock Exchange.

Clearing and Settlement:	Euroclear / Clearstream

Stabilization:	Stabilization/FCA

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately €1,385.2 million ($1,650.0 million), after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of €848.0 million ($1,010.1 million) of the net proceeds to repay existing indebtedness under the 2019 Multicurrency Credit Facility and approximately €528.9 million ($630.0 million) of the net proceeds to repay existing indebtedness under the April 2020 Term Loan.

Joint Book-Running Managers:	Banco Santander, S.A. Merrill Lynch International Morgan Stanley & Co. International plc The Toronto-Dominion Bank

Senior Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. Citigroup Global Markets Limited Commerzbank Aktiengesellschaft SMBC Nikko Capital Markets Limited

Co-Managers:	Goldman Sachs & Co. LLC ING Bank N.V., Belgian Branch Scotiabank Europe plc

(1) We expect that the delivery of the notes will be made against payment on September 10, 2020, which is the fifth business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to their date of delivery may be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

(2) These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated September 2, 2020 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

MiFID II professionals/ECPs-only / No PRIIPs KID — Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA or in the UK.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Merrill Lynch International at 1-800-294-1322, Banco Santander, S.A. at +34-91-289-59-07, Morgan Stanley & Co. International plc at 1-866-718-1649 or The Toronto-Dominion Bank at 1-855-495-9846.